OMB APPROVAL
OMB Number: 3235-0116 Expires: July 31, 2008 Estimated average burden . hours per response 6.20

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 0-30150

Buffalo Gold Ltd.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated April 21, 2008
2.	Material Change Report dated April 21, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2008	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

------------------------------------------------------------------------------------------------------------------------------------------------------------------

24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

BUFFALO GOLD EXTENDS CONTRACT FOR FURTEI MINE CONCENTRATES

Vancouver, B.C., April 21st, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to announce that Buffalo has signed a second off-take agreement with MRI Trading AG (“MRI”) of Zug, Switzerland to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia.  The contract covers up to 14,500 tonnes to be produced in 2009.  This includes all of the expected production of gold-copper concentrate for 2009 based on estimates from the mine plan which is currently undergoing final development.   Buffalo will also be producing gold-pyrite concentrate for sale to MRI and will continue to pour gold and silver doré bars on site from processing of ore and tailings through the CIL (carbon in leach) circuit.

Mr. McEwen stated.  “We are very pleased to extend our relationship with the MRI Group.  We expect that, with this agreement and the upcoming completion of the mine plan and in-house feasibility study, we will generate revenues of over €20,000,000 ($32,000,000) in 2009 just from the sale of gold-copper ore.”

Buffalo’s previously announced sale of concentrate to MRI began in early April (see Buffalo News Release dated February 13th, 2008) and will continue through the end of the year as the Company processes ore from the Su Masoni open pit and begins development of underground workings.

The NI 43-101 report being prepared by Wardrop engineering is now expected to be completed in May.

About MRI Trading AG

MRI Trading AG is a trader of concentrates and other non-ferrous raw materials. It is part of the MRI group of companies, a leading investment and trading group in the commodities arena.  The group has a global presence through its offices in Shanghai, Beijing, Johannesburg, Santiago de Chile, Lubumbashi, New Delhi and Brisbane.

About Buffalo Gold

Buffalo’s vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine, and is exploring projects in Sardinia, PNG and Australia.  The Company also has strategic investments in Kinbauri Gold with advanced projects in Northern Spain in AMI Resources with grassroots projects in Ghana.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian McEwen”

_________________________________

Brian McEwen,

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

CAUTIONARY NOTE TO U.S. INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES, IN THEIR FILING WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE CERTAIN TERMS IN THIS WEBSITE, SUCH AS "MINERAL RESOURCES," "MEASURED," "INDICATED," AND "INFERRED RESOURCES," THAT THE SEC GUIDELINES PROHIBIT US FROM INCLUDING IN OUR FILING WITH THE SEC. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F, FILE NO. 0-30150, AVAILABLE FROM US BY CONTACTING THE INVESTOR RELATIONS DEPARTMENT.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

April 21, 2008

Item 3

News Release

A press release was issued on April 21, 2008, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo has signed a second off-take agreement with MRI Trading AG (“MRI”) of Zug, Switzerland to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia.

Item 5

Full Description of Material Change

Buffalo has signed a second off-take agreement with MRI Trading AG (“MRI”) of Zug, Switzerland to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia.  The contract covers up to 14,500 tonnes to be produced in 2009.  This includes all of the expected production of gold-copper concentrate for 2009 based on estimates from the mine plan which is currently undergoing final development.   Buffalo will also be producing gold-pyrite concentrate for sale to MRI and will continue to pour gold and silver doré bars on site from processing of ore and tailings through the CIL (carbon in leach) circuit.

Mr. McEwen stated.  “We are very pleased to extend our relationship with the MRI Group.  We expect that, with this agreement and the upcoming completion of the mine plan and in-house feasibility study, we will generate revenues of over €20,000,000 ($32,000,000) in 2009 just from the sale of gold-copper ore.”

Buffalo’s previously announced sale of concentrate to MRI began in early April (see Buffalo News Release dated February 13th, 2008) and will continue through the end of the year as the Company processes ore from the Su Masoni open pit and begins development of underground workings.

The NI 43-101 report being prepared by Wardrop engineering is now expected to be completed in May.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Brian McEwen, President & CEO at (604) 685-5492

Item 9

Date of Report

April 21, 2008